Cusac Gold Mines Ltd.

c/o 1600 – 409 Granvile Street

Vancouver, BC  V6C 1T2

Facsimile  (604) 682-7576

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Cusac Shareholder Meeting”) of holders of common shares of CUSAC GOLD MINES LTD. (“Cusac”)  will be held at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia  V6E 4N7, on March 14, 2008 at 10:00 a.m., local time, for the following purposes:

1.

To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Cusac Shareholder Arrangement Resolution”), with or without variation, authorizing, approving and adopting a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporation Act (British Columbia) (the “BCBCA”) among Cusac and its securityholders, and involving Hawthorne Gold Corp. (“Hawthorne”) and 0811381 B.C. Ltd. (“HawthorneSub”), proving for, inter alia, the acquisition of 100% of the outstanding common shares of Cusac (the “Cusac Shares”) by Hawthorne on the basis set forth in the accompanying Management Information Circular (the “Circular”);

2.

To consider any amendment to or variation of any matter identified in this Notice; and

3.

To transact such other business as may be properly brought before the Cusac Shareholder Meeting or any adjournment thereof.

All registered shareholders of Cusac are entitled to attend and vote at the Cusac Shareholder Meeting in person or by proxy. The Board of Directors of Cusac requests all Cusac Shareholders who will not be attending the Cusac Shareholder Meeting in person to read, date and sign the accompanying proxy and deliver or fax it to Cusac’s office at the address and fax number listed above. If a Cusac Shareholder does not deliver a proxy as aforesaid on or before 48 hours (including Saturdays, Sundays or holidays) before the time fixed for the Cusac Shareholder Meeting or any adjournment thereof, the Cusac Shareholder will not be entitled to vote at the Cusac Shareholder Meeting by proxy. Only Cusac Shareholders of record at the close of business on February 8, 2008 will be entitled to vote at the Cusac Shareholder Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 18, 2007 (the “Arrangement Agreement”) among Cusac, Hawthorne, and HawthorneSub. The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices “D” and “H”, respectively, to the Circular.

Holders of record of Cusac Shares who are unable to attend the Cusac Shareholder Meeting in person and who wish to ensure that their Cusac Shares will be voted at the Cusac Shareholder Meeting are requested to complete, sign and date the enclosed form of proxy and deliver it by hand or email in accordance with the instructions set out in the form of proxy and in the Circular.

AND TAKE NOTICE that as a consequence of the first proposed resolution above approving the Arrangement, Cusac Shareholders have the right to dissent to the Arrangement and, if the Arrangement becomes effective, be paid fair value for their shares in accordance with the provisions of § 237-247 of the BCBCA. The right of dissent and the provisions of the BCBCA are described in the Circular under the heading “Rights of Dissenting Cusac Shareholders”.

The Circular and form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 13th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David H. Brett”

President, CEO and Director